Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

DR. ALBERT D. FRIESEN TO FILE EARLY WARNING REPORT

WINNIPEG, CANADA – (February 28, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.PK), a specialty pharmaceutical company, today reports that since July 18, 2011 Dr. Albert D. Friesen has acquired shares exceeding 2% of the outstanding common shares of Medicure. This 2% reporting threshold was reached on February 27, 2013 with the acquisition of 6,000 common shares of Medicure representing approximately 0.05% of the Company’s outstanding common shares (the “Acquisition”).  The shares were purchased at a price of $0.34 per share through the facilities of the TSX Venture Exchange for investment purposes.  Dr. Friesen may in the future acquire additional shares in the Company, if deemed appropriate to do so in his sole discretion.

Following the Acquisition, Dr. Friesen owns directly or indirectly and exercises control over 2,227,147 common shares of Medicure, representing approximately 18.26% of the Company’s issued and outstanding common shares.  Dr. Friesen also holds options entitling him to purchase an aggregate of 434,000 common shares of Medicure upon exercise of the options, bringing his total ownership to 2,661,147 common shares or approximately 21.07% of Medicure’s issued and outstanding common shares on a partially diluted basis.

The above information has been provided to the Company by Dr. Friesen, of 1250 Waverley Street, Winnipeg, Manitoba, for inclusion in this news release.  An Early Warning Report respecting the Acquisition will be filed electronically on the Company’s SEDAR profile and anyone wishing to obtain a copy of the Report may contact Dawson Reimer at 888-435-2220.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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